

December 13, 2010

Jon D. Ehlinger
General Counsel
DriveTime Automotive, Inc.
4020 East Indian School Road
Phoenix, Arizona 85018

>   **Re: DriveTime Automotive Group, Inc.**
>   **DT Acceptance Corporation**
>   **DriveTime Car Sales Company, LLC**
>   **DriveTime Sales and Finance Company, LLC**
>   **DT Credit Company, LLC**
>   **DT Jet Leasing, LLC**
>   **Approval Services Company, LLC**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed November 18, 2010**
>   **File No. 333-169730-01**

Dear Mr. Ehlinger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated November 2, 2010. Please re-file the supplemental letter requested by such comment to reflect the following comments:

   - Please have the supplemental letter signed by an authorized officer of each registrant, including each subsidiary guarantor. Please also include each registrant, including each subsidiary guarantor, in the defined term "Registrants" to ensure that each such registrant is making the representations contained in the supplemental letter.

- Please delete the following phrase from the representation contained in paragraph 5(b) of the supplemental letter or tell us why, based on the no-action letters referenced in comment one in our letter dated November 2, 2010, you believe it is necessary: ", and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act."

2. We note your response to comment two in our letter dated November 2, 2010. Please tell us why you filed the Form 8-K on October 26, 2010, with a view to understanding whether you believe that DriveTime Automotive Group, Inc. ("DTAG") or DT Acceptance Corporation ("DTAC") is currently subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act. If you do not believe that either entity is currently subject to such reporting requirements, please discuss, with appropriate references to such entity's filings on EDGAR, the suspension or termination of any previous reporting obligation(s) for securities of DTAG, or its predecessor(s) under Commission File Number 001-14759, registered under Section 12 or Section 15(d) of the Exchange Act. Please also confirm your understanding as to the fact that, when this registration statement is declared effective, DTAG and DTAC will both have ongoing reporting obligations pursuant to Section 15(d) of the Exchange Act; in this regard, we note that the issuers of the guarantees will also have ongoing reporting obligations, however, we presume that they will be relying upon the exemption available to them pursuant to Exchange Act Rule 12h-5.

Index to Consolidated Financial Statements, page F-1

Consolidated Financial Statements of DriveTime Automotive Group, Inc. as of and for the Year Ended December 31, 2009 and 2008, page F-32

3. We note from your response to comment four in our letter dated November 2, 2010 and the notes to your financial statements that the financial statements of DTAC are consolidated, not combined, into DTAG. However, based on your presentation of the common stock of both DTAG and DTAC on the face of your balance sheet, it continues to appear that DTAG and DTAC are presented on a combined basis instead of a consolidated basis. Please revise to eliminate the equity accounts of DTAC in consolidation or explain in detail how your current presentation reflects the consolidation of DTAC.

4. We note your response to comment four in our letter dated November 2, 2010 that DTAC is a variable interest entity ("VIE") and that DTAG is the primary beneficiary of DTAC and, as such, consolidated DTAC into DTAG. You indicate that DTAG has the power to direct the activities of DTAC, significantly impact DTAC's

economic performance, and that the obligation to absorb losses of DTAC or the right to receive residual returns that could potentially be significant to DTAC. We have the following comments:

- Please tell us when you determined DTAC is a VIE. In doing so, tell us whether this assessment was made upon the formation of DTAC in February 2003 or at a later date. If the determination was at a later date, tell us the reconsideration event that occurred and provide us with your analysis of the event. Refer to ASC 810-10-35-4.

- Please list the variable interests that were assessed to conclude that DTAC is a VIE and explain in detail how these variable interests absorb a majority of the expected losses or receive a majority of the residual returns of DTAC. Furthermore, with respect to your disclosures in Note 16, please better explain how and why DTAC has the power to direct DTAC after the sale of finance receivables to DTAC. You may want to provide us with a copy of the purchase and sale agreement between DTAC and DTAG and highlight the relevant sections or provide us with any other relevant information that supports your statement that DTAG has the power to direct the activities that most significantly impact the performance of DTAC.

- Please provide us with your detailed analysis under ASC 810-10-15-14 that supports consolidation of DTAC into DTAG. Please ensure that your analysis addresses each condition (a, b and c) and each subsection under paragraphs a, b and c.

5. Please apply these comments to your interim financial statements as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jon D. Ehlinger
DriveTime Automotive, Inc.
December 13, 2010
Page 4

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Drew Glover
         DLA Piper LLP (US)